EXHIBIT 99.1

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business with our financial services operations on a pre-tax equity basis. Our manufacturing operations, for this purpose, include our Truck segment, Engine segment, Parts segment, and Corporate items. The manufacturing operations financial information represents non-GAAP financial measures. The reconciling differences between these non-GAAP financial measures and our GAAP condensed consolidated financial statements in Item 1 are our financial services operations, which are included on a pre-tax equity basis. Certain of our subsidiaries in our manufacturing operations have debt outstanding with our financial services operations (“intercompany debt”). In the condensed statements of assets, liabilities and stockholders’ deficit, the Intercompany debt is reflected as accounts payable. The change in the intercompany debt is reflected in the net cash provided by operating activities in the condensed statements of cash activities.

Our previously issued condensed statements of operations, condensed statements of assets, liabilities, redeemable equity securities and stockholders’ deficit, and condensed statements of cash activities as of and for the three months ended July 31, 2008 have been restated to correct errors related to inventories, accounts receivable, accounts payable, sales of manufactured products, net and costs of products sold in our Truck segment. The errors primarily resulted from not appropriately accounting for material price variances, freight variances, and excess and obsolete inventory reserves. In addition, there were errors related to cut off of inventory receipts and timing of revenue recognition.

We revised our previously reported condensed statements of assets, liabilities, redeemable equity securities, and stockholders’ deficit as of January 31, 2008 and October 31, 2007 to give effects to recording stock options as redeemable equity securities, which have been classified as mezzanine equity. The redeemable equity securities were previously included in Stockholders’ deficit. In June 2007 we amended the terms of then-outstanding stock option awards to allow for cash settlement in the event of a change in control and when certain other conditions exist. In accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, the amended stock options’ intrinsic values should have been re-measured at the modification date and should have been recorded as Redeemable equity securities, which are classified as mezzanine equity on the consolidated statements of assets, liabilities, redeemable equity securities, and stockholders’ deficit. To record the amount reported as mezzanine equity, we initially recorded a corresponding reduction of Stockholders’ deficit in the amount of $139 million with subsequent adjustments as options vest, expire or are subsequently modified. The corrections had no effect on our previously reported condensed statements of operations and condensed statements of cash activities and are not considered material to any previously reported consolidated financial statements.

We have revised our previously reported condensed statements of cash activities for the three months ended January 31, 2007 to reflect the correction of errors identified in those consolidated statements. The errors were primarily related to the incorrect allocation of the effect of exchange rates on cash and cash equivalents where amounts previously reported in the Effect of exchange rates on cash and cash equivalents are now reported in Other, net in Net cash provided by (used in) operating activities and reclassifications from Net cash provided by operating activities to Net cash used in investing activities. The corrections had no effect on our previously reported condensed statements of assets, liabilities and stockholders’ deficit or condensed statements of revenues and expenses, and are not considered material to any previously reported condensed statements of cash activities.

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Condensed Statements of Operations

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

		Three Months Ended January 31,
		2008	2007
	(in millions)	(Restated)
	Sales of manufactured products, net	$2,860	$3,050

	Costs of products sold	2,463	2,605
	Selling, general and administrative expenses	293	274
	Engineering and product development costs	82	103
	Other expenses, net	51	99

	Total costs and expenses	2,889	3,081

Income (loss) before income taxes	— Manufacturing operations	(29)	(31)
	— Financial services operations	(25)	56

	Income (loss) before income taxes	(54)	25
	Income tax expense	(11)	(13)

	Net income (loss)	$(65)	$12

Condensed Statements of Assets, Liabilities, Redeemable Equity Securities and Stockholders’ Deficit

Navistar International Corporation (with financial service operations on a pre-tax equity basis)

	As of
	January 31, 2008	October 31, 2007
(in millions)	(Restated and Revised)	(Revised)
Cash and cash equivalents	$512	$716
Marketable securities	21	6
Accounts receivables	640	788
Inventories	1,471	1,380
Investments in and advances to financial services affiliates	363	397
Investments in and advances to non-consolidated affiliates	168	154
Property and equipment, net	1,908	1,980
Goodwill and intangible assets, net	627	639
Other assets	286	325
Deferred taxes, net	112	123

Total assets	$6,108	$6,508

Accounts payable	$1,898	$1,888
Postretirement benefits liabilities	1,241	1,310
Debt — manufacturing operations	1,945	2,028
Other liabilities	1,838	2,016
Redeemable equity securities	137	140
Stockholders’ deficit	(951)	(874)

Total liabilities, redeemable equity securities and stockholders’ deficit	$6,108	$6,508

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Condensed Statements of Cash Activities

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	Three Months Ended January 31,
	2008	2007
(in millions)	(Restated and Revised)	(Revised)
Cash flow from operating activities:
Net income	$(65)	$12
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	77	78
Depreciation of equipment held for or under lease	10	10
Deferred taxes	11	27
Equity in loss (income) of financial services operations	25	(56)
Equity in income of non-consolidated affiliates	(24)	(22)
Dividends from financial services operations	15	—
Dividends from non-consolidated affiliates	12	28
Other, net	(161)	(579)

Net cash used in operating activities	(100)	(502)

Cash flow from investing activities:
Purchases of marketable securities	(25)	(127)
Sales or maturities of marketable securities	10	260
Net change in restricted cash and cash equivalents	2	2
Capital expenditures	(36)	(92)
Purchase of equipment held for or under lease	—	—
Acquisitions, net of cash acquired	—	(7)
Other investment activities	20	(4)

Net cash provided by (used in) investing activities	(29)	32

Net cash used in financing activities	(77)	(280)
Effect of exchange rate changes on cash and cash equivalents	2	(10)

Decrease in cash and cash equivalents	(204)	(760)
Cash and cash equivalents at beginning of the period	716	1,078

Cash and cash equivalents at end of the period	$512	$318

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